Putnam Investments
One Post Office Square
Boston, MA 02109
April 17, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Post-Effective Amendment No. 49 to the Registration Statement on Form
N-1A (File No. 811-3897) (the “Registration Statement”) of Putnam U.S. Government
Income Trust (the “Registrant”), filed with the Securities and Exchange Commission (the
“Commission”) on March 19, 2018 (the “485(a) Amendment”)

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to Venice Monagan of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Registrant, and to Yana Guss of Ropes & Gray LLP, counsel to the Registrant, on behalf of the Staff of the Commission (the “Commission Staff”) on April 10, 2018 regarding the 485(a) Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the Registrant’s responses. These responses will be reflected in Post-Effective Amendment No. 50 to the Registration Statement (the “485(b) Amendment”), to be filed with the Commission on or about April 19, 2018. References to page numbers or specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of the 485(a) Amendment, as indicated.

General Comments

1. Comment: The Registration Statement must be finalized with all brackets removed and all material information provided.

Response: The Registrant confirms that it will revise the Registration Statement to remove all brackets and provide all material information.

Prospectus

2. Comment: On page 3, the Commission Staff notes three footnotes, marked “*”, “**” and “***”, each of which concerns the terms of the conditional deferred sales charge (“CDSC”) for various share classes. Please consider adding cross-references to the fee table that indicate where the terms of the CDSCs are described in greater detail.

Response: The requested changes have been made.

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3. Comment: On page 3, the Commission Staff observes that the fee table shows a blended rate for distribution and service (12b-1) fees for Class B and Class M. Please explain supplementally the basis for including a blended fee rate. In addition, please consider whether another name may more appropriately refer to the “blended rate.”

Response: The Registrant notes that the prospectus discusses the basis for the blended fee rate. Specifically, on page 23, the prospectus states: “For Class B shares, the annual payment rate will equal the weighted average of (i) 0.85% of the net assets of Putnam Limited Duration Government Income Fund attributable to class B shares existing on November 9, 2007 (immediately prior to its merger into the fund); and (ii) 1.00% of all other net assets of the fund attributable to class B shares. For class M shares, the annual payment rate will equal the weighted average of (i) 0.40% of the net assets of Putnam Limited Duration Government Income Fund attributable to class M shares existing on November 9, 2007; and (ii) 1.00% of all other net assets of the fund attributable to class M shares.” The Registrant respectfully declines to use a different term to refer to the “blended” 12b-1 rate.

4. Comment: The Commission Staff notes that a footnote to the fee table on page 3 indicates that Putnam Management is contractually obligated to limit certain fund expenses through February 28, 2019. Please clarify whether it is expected that this expense limitation agreement will be extended beyond February 28, 2019, or in the alternative, please remove the expense limitation from the referenced table.

Response: The requested change has been made and the disclosure has been clarified to indicate that the expense limitation agreement will be in place until at least April 20, 2019.

5. Comment: Please confirm supplementally that whether recoupment is permitted under the terms of the Registrant’s expense limitation.

Response: The Registrants confirms that recoupment is not permitted under the terms of the Registrant’s expense limitation.

6. Comment: On page 4, the Commission Staff observes that the Registrant’s portfolio turnover rate for the most recent fiscal period was 1,452%. Please explain supplementally whether the portfolio turnover rate is expected to continue at this high level under the Registrant’s new investment strategy.

Response: The Registrant anticipates that portfolio turnover is expected to continue at a high level under the Registrant’s new investment strategy.

7. Comment: On page 4, in the Registrant’s proposed 80% test, please add the following language after the reference to net assets: “(plus any borrowings for investment purposes).”

Response: The requested change has been made.

8. Comment: The Commission Staff observes that the Registrant’s proposed 80% test “generally uses the net unrealized gain or loss, or market value, of mortgage-related derivatives for purposes of this policy, but may use the notional value of a derivative if that is determined to be a more appropriate measure of the fund’s investment exposure.” Please

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supplementally describe the circumstances under which the Registrant would consider the notional value of a derivative to be a more appropriate measure of the Registrant’s investment exposure than the market value of such derivative.

Response: The Registrant would consider the notional value of a derivative to be a more appropriate measure of the Registrant’s investment exposure than the market value of such derivative only in extraordinary circumstances, for example, due to the unavailability of market value or indication that the market value was inaccurate.

9. Comment: The Commission Staff observes the following disclosure on page 5: “We may consider, among other factors, credit, interest rate, prepayment and liquidity risks, as well as general market conditions, when deciding whether to buy or sell investments.” Please elaborate how the Registrant will consider these factors in the Item 9 disclosure.

Response: The Registrant confirms that each of the risks identified in the highlighted disclosure is explained more fully in the Registration Statement’s Item 9 disclosure.

10. Comment: The Commission Staff observes that, on page 5, the Registrant discloses that it “typically use[s] to a significant extent derivatives, including interest rate swaps, swaptions…” If the Registrant intends to derive its return principally from swaps, please add a footnote to the fee table disclosing the imbedded costs of swaps.

Response: The Registrant confirms that it does not intend to derive its return principally from swaps.

11. Comment: Please consider adding a heading for each risk factor discussed under the heading “Risks.”

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Registrant’s narrative risk disclosure provided under the heading “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A.

12. Comment: The Commission Staff observes that, on page 6, the Registrant discloses that its “use of derivatives may increase the risk of investing in the fund.” Please consider tailoring the Registrant’s risk disclosure to identify the risks that are related to specific derivative investments that are identified as principal investments of the Registrant.

Response: The Registrant has reviewed the derivatives risk disclosure under the heading “Risks” and believes that the disclosure is appropriately tailored to the risks associated with the types of derivatives the Registrant intends to use as part of its principal investment strategies.

13. Comment: On page 6, the Registrant notes that, “before April 19, the fund was managed with a materially different investment strategy and may have achieved materially different performance results under its current investment strategy form that shown for periods before this date.” Please consider referencing the Registrant’s merger with Putnam American Government Income Fund in this section.

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Response: The Registrant respectfully declines to make this change. From the perspective of the Registrant, the merger with Putnam American Government Income Fund, which is expected to occur on April 23, 2018, will represent an influx of assets, rather than a change in the organization or management of the Fund. The Registrant respectfully submits that the most relevant point to identify for shareholders is the strategy change effective April 19, as presented disclosed in the Registration Statement.

14. Comment: On page 7, please confirm that the average annual total returns table reflects the correct broad-based index against which the Registrant will measure its performance. If the Registrant chooses a different index in light of the materially different investment strategy it is adopting, please include the new index, retain reference to the old index, and include an explanation as to the reason that the new index is a more appropriate comparison for the Registrant’s performance. The Commission Staff notes in this regard that the prospectus for Putnam VT Mortgage Securities Fund has included a new index and the requested disclosure.

Response: The Registrant has updated the average annual total returns table to include a new broad-based index. The Registrant has retained information concerning the old index and has included an explanation as to the reason that the new index is a more appropriate comparison for the Registrant’s performance.

15. Comment: Under the heading “Portfolio managers,” please consider disclosing the month (in addition to the year) that each of the Registrant’s portfolio managers assumed responsibility for the Registrant’s investment. Please also consider making this change with respect to the disclosure under the heading “Portfolio managers” in the section “Who oversees and manages the fund?”

Response: The Registrant respectfully declines to make this change. The Registrant believes that the current disclosure, which provides the year that each portfolio manager assumed responsibility for the Registrant’s investments, appropriately indicates the portfolio manager’s length of service as required by Item 5(b) of Form N-1A.

16. Comment: The Commission Staff observes that the Registrant has included an illiquid markets risk on page 10 and has included a representation later in the prospectus that the Registrant will invest no more than 15% of its assets in illiquid securities. Please consider including this representation alongside the risk disclosure on page 10.

Response: The Registrant respectfully declines to make this change in the Registrant’s risk disclosure on page 10. As the Staff has observed, the Registrant discloses a non-fundamental investment policy in the Statement of Additional Information which provides: “The fund will not invest in (a) securities which are not readily marketable, (b) securities restricted as to resale (excluding securities determined by the Trustees of the fund (or the person designated by the Trustees of the fund to make such determinations) to be readily marketable), and (c) repurchase agreements maturing in more than seven days, if, as a result, more than 15% of the fund’s net assets (taken at current value) would be invested in securities described in (a), (b) and (c).” The Registrant respectfully submits that the prospectus includes robust disclosure concerning the risks associated with illiquid securities and markets and does not

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believe that inclusion of the non-fundamental investment policy alongside the risk disclosure would enhance a shareholder’s understanding of the risks associated with illiquid securities.

17. Comment: Please state whether the Registrant will concentrate its investments in any industry.

Response: The Registrant currently has a fundamental investment restriction that limits the Registrant’s investments in any one industry to 25% of its total assets. The Registrant intends to seek shareholder approval to amend this investment restriction to permit it greater flexibility in investing in mortgages, mortgage-related fixed income securities and related derivatives by providing that the fund will concentrate, or normally invest more than 25% of its total assets, in mortgage-backed securities that are privately issued or guaranteed by the U.S. government or its agencies or instrumentalities. In the event that the shareholders of the Registrant do not approve this amendment, Putnam Management expects to manage the Registrant in a manner consistent with the repositioned strategy, but subject to the existing fundamental investment restriction on industry concentration.

18. Comment: On page 11, the Registration Statement states that “the fund may also invest in asset-backed securities, whose underlying asset may include, among other things, motor vehicle installment sales or installment loan contracts, leases of various types of personal property and receivables from credit card agreements, and which are subject to risks similar tothose of mortgage-backed securities.” Please confirm that, in light of the Registrant’s proposed 80% test, the Registrant will generally limit its investments in such asset-backed securities to 20% of the Registrant’s net assets.

Response: As requested, the Registrant confirms that it will limit investments in asset-backed securities to 20% of the Registrant’s net assets.

19. Comment: On page 12, the Prospectus states that some derivatives are “leveraged.” Please discuss supplementally which of the Registrant’s stated principal investments are subject to leverage risk.

Response: The Registrant believes that, based on market movements, certain of the Registrant’s investments, such as collateral mortgage-backed derivatives investments and swaps, may be subject to leverage risk.

20. Comment: On page I-3 of the Registrant’s Statement of Additional Information, “Fund Organization and Classification,” please include a reference to the Registrant’s prior name, Putnam U.S. Government Income Trust. Please also consider briefly disclosing the merger of Putnam American Government Income Fund into Putnam U.S. Government Income Trust.

Response: The Registrant has updated the Statement of Additional Information to include a reference to the Registrant’s prior name, Putnam U.S. Government Income Trust. The Registrant has not included mention of the merger of Putnam American Government Income Fund into Putnam U.S. Government Income Trust because the transaction has not yet occurred and is expected to close on April 23, 2018. However, the Registrant will consider

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including information concerning the merger in the “Fund Organization and Classification” section in the future, once the merger is completed.

21. Comment: Under the heading “Bank Loans” of the section “MISCELLANEOUS INVESTMENTS, INVESTMENT PRACTICES AND RISKS” in the Registrant’s Statement of Additional Information, please consider adding disclosure clarifying that bank loans may be subject to greater settlement risks and that such settlement may take longer than seven days. Additionally, please consider addressing how the Registrant may meet any short-term liquidity needs that may result as an impact of a longer settlement period for bank loans. Please also note that these investments may not be considered “securities” and therefore may not have the protections afforded by the federal securities laws.

Response: The requested changes have been made.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan
Counsel
Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Yana D. Guss, Esq., Ropes & Gray LLP

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